June 14, 2017	355 South Grand Avenue, Suite 100
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Tel: +1.213.485.1234 Fax: +1.213.891.8763
www.lw.com
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VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Mail Stop 3720

Attention:	Larry Spirgel
Assistant Director
AD Office 11 - Telecommunications

Re:	YogaWorks, Inc. Submission No. 2 of Draft Registration Statement on Form S-1 Confidentially submitted on May 30, 2017
CIK No. 0001703497

Ladies and Gentlemen:

On behalf of our client, YogaWorks, Inc. (the “Company” or “YogaWorks”), we are hereby submitting to the Securities and Exchange Commission (the “Commission”), our responses to the comment letter received on June 8, 2017 from the staff of the Commission (the “Staff”) regarding our draft Registration Statement on Form S-1 on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) on April 18, 2017. The Company previously submitted a draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on April 18, 2017, and submitted a revised draft Registration Statement on Form S-1 on a confidential basis under the JOBS Act on May 30, 2017 (“Submission No. 2”).

For ease of review, we have set forth below each of the numbered comments of your letter in bold type followed by the Company’s responses thereto.

June 14, 2017

Capitalization, pages 45 - 46

1. Please explain to us why you are giving pro forma effect to the Recapitalization Transactions when it appears the transactions were consummated prior to March 31, 2017, or revise.

Response: The Company respectfully notes that the term “Recapitalization Transactions,” as defined on page 9, includes a contemplated stock split of the Company’s common stock that is expected to occur prior to the closing of the Company’s initial public offering. In response to the Staff’s comment, the Company will revise its disclosure in its next draft of the above referenced Registration Statement submitted to the Staff (“Submission No. 3”) to clarify it is only the contemplated stock split, and not the entirety of the Recapitalization Transactions, to which the Company is giving pro forma effect.

Dilution, pages 47 - 48

2. Please clarify that the company has a net tangible deficit, not book value.

Response: In response to the Staff’s comment, the Company will revise its disclosure in Submission No. 3 to clarify it has a net tangible deficit, not book value.

Summary Consolidated Financial Data, pages 14 – 18

Selected Consolidated Financial and Other Data, pages 49 – 53

3. We note your response to prior comment no. 5. We note that “Other general and administrative expenses” appear to be normal, recurring, cash operating expenses necessary to operate your business, notwithstanding your representation that they are regional or corporate in nature. As a result, please revise your Non-GAAP measure Studio-Level EBITDA as it appears to be inconsistent with Rule 100(b) of Regulation G and the guidance in Question 100.01 of the updated Compliance and Disclosure Interpretations on Non-GAAP issued on May 17, 2016.

Response: The Company respectfully notes that it refers to the above referenced Non-GAAP measure as “Studio-Level” to indicate it is a performance measure of its studio operations, not of its entire enterprise. The Company further disclosed on page 53 of Submission No. 2 that “Studio-Level EBITDA is a supplemental measure of the operating performance of our studios.” The Company’s “other general and administrative expenses”, which is primarily comprised of (i) wages and benefits of corporate and regional employees, (ii) non-studio rent, utilities and maintenance, (iii) corporate and regional marketing and advertising and (iv) professional fees, are corporate or regional expenses. The Company respectfully asserts that while “other general and administrative expenses” are expenses that are normal, recurring, cash operating expenses necessary to operate the entire enterprise, they are not normal, recurring, cash operating expenses necessary to operate the Company’s studios. The Company therefore believes it is appropriate to exclude “other general and administrative expenses” in order to make its Studio-Level EBITDA measure not misleading with regards to the performance of its studios, in compliance with Rule 100(b) of Regulation G and the guidance in Question 100.01 of the updated Compliance and Disclosure Interpretations on Non-GAAP issued on May 17, 2016.

June 14, 2017

Financial Statements

Notes to Consolidated Financial Statements

Note 1. Organization and Basis of Presentation

Markets, page F-8

4. We note in your response to comment 16, the CODM receives regional market level reports. Please tell us what are the regional performance measures supplied by the reports. We also note that the company may have determined that the regional markets meet the definition of an operating segment. Please confirm that your regional market operations represent your operating segments and clarify your disclosure.

Response: The Company’s chief operating decision maker (the “CODM”) receives reports on financial performance at the individual studio level that aggregate financial information to the Company level on a consolidated basis. As part of such consolidation, the reports show financial information at the regional market level, including Revenue, Costs of Revenues (referred to in the report as Costs of Goods Sold), Gross Margin, EBITDA, Net Income and monthly number of visitors for each of the Company’s regions. The Company is hereby supplementally providing to the Staff examples of the financial reports to the CODM for the Staff’s reference.

The Company would like to emphasize that while such reports include regional financial information, the CODM uses the information received in the reports to assess performance and allocate resources at the company-wide level. The CODM is not primarily responsible for operating decisions for the Company’s regions or individual studios. The Company’s chief customer officer, who reports to the CODM, is primarily responsible for assessing the performance of regions, and for making resource allocation decisions for regions. The Company’s regional managers, who report to the Company’s chief customer officer, are primarily responsible for assessing the performance of studios in the Company’s regions and for making resource allocation decisions for studios in the Company’s regions. The Company’s studio managers, who report to regional managers, are responsible for the day-to-day management of the Company’s studios. As the Company acquires or opens new studios, a studio manager is assigned to each new studio, and the studio is overseen by a regional manager.

As further evidence supporting that the CODM’s operating decisions are made at a company-wide level, the Company respectfully notes that (i) the Company’s budgets and forecasts are reviewed by the CODM at the company-wide level (not at the regional or studio level), (ii) executive compensation is determined based on the Company’s overall performance and (iii) the information presented to the Board of Directors to assess the Company’s performance is presented on a consolidated basis, not a regional market basis.

The Company also respectfully notes to the Staff that it did not determine that the regional markets meet the definition of an operating segment in its response letter to the Staff on May 30, 2017. In the Company’s response letter, the Company stated, “The Company has considered the guidance in ASC 280 as to whether its regional markets are operating segments and believes its regional markets are not operating segments [emphasis added]” and then set forth its analysis and conclusions for why it believed its regional markets do not meet the criteria stated in ASC 280-10-50-1(b) to be treated as operating segments. The Company would respectfully like to reiterate its position that it does not believe its regional markets are operating segments and that the Company operates as a single operating segment.

June 14, 2017

5. In regard to the aggregation of your regional markets due to similar economic characteristics, please provide us with a history of financial results, such as sales trends, margin profiles and other data provided to your CODM, supporting your claim that these operations have similar economic characteristics. Please also address any differences in any trends these financial indicators may depict (e.g., net sales are decreasing for one operating segment but increasing for another, or there is a material gap in gross profit margins between the operating segments).

Response: In response to the Staff’s comment, based on the Company’s further analysis that it operates as a single operating segment (please see the discussion in the Company’s response to comment 4 herein), the Company no longer asserts it has separate operating segments available to aggregate under ASC 280-10-50-11.

6. Please expand your disclosure to describe the factors you use to identify your reportable segment(s), including how the company is organized and whether operating segments have been aggregated. Please refer to ASC 280-10-50-21.

Response: In response to the Staff’s comment, the Company confirms it will expand the disclosure describing the factors used to identify its operating and reportable segments in Submission #3 by replacing the third paragraph under the heading “Markets” in Note 1 to its consolidated financial statements and to its condensed consolidated financial statements in its entirety with the following text:

“The Company operates as a single operating segment and reports as one reportable segment. The Company’s chief executive officer, who is the Company’s chief operating decision maker, determines the Company’s strategy and makes operating decisions at the enterprise-level, and assesses performance and allocates resources based on the consolidated performance of the Company. The Company derives revenue from the sale of yoga classes, workshops, teacher training programs and yoga-related retail merchandise.”

Revenue Recognition, page F-12

7. We note your response to comment 18. Please disclose, if material, the amount the company had to reduce its deferred revenue balance as a result of refunds for all periods presented.

Response: The Company respectfully advises the Staff that it deems immaterial the amounts by which the Company had to reduce its deferred revenue balance as a result of refunds for the periods presented in its financial statements.

•	During the year ended December 31, 2015, the Company reduced its deferred revenue balance by $199,537 (0.4% of net revenue for the period) as a result of refunds in the period.

June 14, 2017

•	During the year ended December 31, 2016, the Company reduced its deferred revenue balance by $216,144 (0.4% of net revenue for the period) as a result of refunds in the period.

•	During the three months ended March 31, 2016, the Company reduced its deferred revenue balance by $138,906 (0.9% of net revenue for the period) as a result of refunds in the period.

•	During the three months ended March 31, 2017, the Company reduced its deferred revenue balance by $103,241 (0.7% of net revenue for the period) as a result of refunds in the period.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (213) 891-7421 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Steven B. Stokdyk of LATHAM & WATKINS LLP

CC:	Rosanna McCollough, YogaWorks, Inc.
Vance Chang, YogaWorks, Inc.
Kurt Donnell, YogaWorks, Inc.
Christopher C. Paci, DLA Piper LLP (US)
Ann Lawrence, DLA Piper LLP (US)